FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 24 Granville Square
2300-200 Granville Street
Vancouver BC V6C 1S4

Item Two - Date of Material Change

March 21, 2005

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on March 21, 2005 via CCN Matthews.

Item Four - Summary of Material Change

On March 21, 2005 NovaGold Resources Inc. (AMEX, TSX: NG) announced that Placer Dome has appointed Mr. Stan Foo to the position of Donlin Creek Project Manager effective March 14, 2005. NovaGold Resources Inc. also announced that Placer Dome, continues to advance the Donlin Creek gold project toward a development decision and that Placer Dome has initiated an US$11 million program containing 3 key components described below.

Item Five - Full Description of Material Change

New Project Manager Appointed

On March 21, 2005 NovaGold Resources Inc. (AMEX, TSX: NG) announced that Placer Dome has appointed Mr. Stan Foo to the position of Donlin Creek Project Manager effective March 14, 2005. Prior to this appointment, Stan was the Mining Section Chief at the Alaska Department of Natural Resources from 2001 to 2005. Stan’s career includes an outstanding list of qualifications to support the Donlin Creek Project including General Superintendent at the highly successful Cortez Joint Venture gold mine in Nevada, and a two year period in the late 1990s as Placer Dome’s Alaska State Manager. Stan will be based in Anchorage, Alaska and will report directly to George Paspalas, Senior Vice-President, Projects, Technical Development, Placer Dome Inc.

Project Update – Drilling now underway

Placer Dome continues to advance the Donlin Creek gold project toward a development decision. Placer Dome has initiated an US$11 million program. The 2005 Donlin Creek work program has three key components:

A 20,000 meter drill program designed to increase the existing 11 million ounce measured and indicated gold mineral resource by converting a portion of the 14.3 million ounce inferred gold mineral resource into the indicated category. Three drill rigs will be working on site by month end under the direction of NovaGold’s Senior Geologist Stan Dodd who was recently been seconded to the Donlin JV to direct the program.

Detailed engineering and design studies to bring all capital and operating cost estimates up to a pre-feasibility level of confidence.

Preparation of Environmental Assessment Documentation and gathering of a large amount of baseline environmental data.

NovaGold has been advised that the completion of a pre-feasibility study and submission of environmental permit applications will follow this work program.

During 2004, Placer Dome spent approximately US$5 million on engineering and environmental studies regarding logistics, power supply, and various site engineering and geotechnical specifications. As a result of this work in 2004 Placer Dome is expanding the 2005 budget to US$11 million.

The measured, indicated and inferred resource estimates at Donlin Creek were updated April 2003 by AMEC E&C Services Limited (AMEC), Placer Dome and NovaGold. Dr. Harry Parker, P.Geo of AMEC and Mark Jutras, Senior Mining Engineer, for Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101.

About the Donlin Creek Project

The Donlin Creek property contains a measured and indicated mineral resource estimated at 11 million ounces of gold, and an inferred mineral resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. The Company's 70% interest in Donlin Creek is held through a joint venture with Placer Dome. Placer Dome became manager of the joint venture effective November 2002 and can earn an additional 40% interest (bringing its total to 70% interest) in the joint venture by expending US$32 million on the property, completing a Bankable Feasibility Study and making a positive construction decision on or before November 2007 for a mine that would produce at least 600,000 ounces of gold per year.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 30th day of March, 2005 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

Donlin Creek Joint Venture appoints new Project Manager and
Commences in-fill drilling.

21 March 2005 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

•	New Project Manager Appointed to oversee the Donlin Creek project
•	Donlin Creek Joint Venture initiates US$11 million program
•	20,000 meter in-fill drill program
•	Detailed Engineering and Design for Pre-Feasibility Study
•	Preparation of Environmental Assessment Documentation

New Project Manager Appointed

NovaGold Resources is pleased to announce that Placer Dome has appointed Mr. Stan Foo to the position of Donlin Creek Project Manager effective March 14, 2005. Prior to this appointment, Stan was the Mining Section Chief at the Alaska Department of Natural Resources from 2001 to 2005. Stan’s career includes an outstanding list of qualifications to support the Donlin Creek Project including General Superintendent at the highly successful Cortez Joint Venture gold mine in Nevada, and a two year period in the late 1990s as Placer Dome’s Alaska State Manager. Stan will be based in Anchorage, Alaska and will report directly to George Paspalas, Senior Vice-President, Projects, Technical Development, Placer Dome Inc.

Project Update – Drilling now underway

Placer Dome continues to advance the Donlin Creek gold project toward a development decision. Placer Dome has initiated an US$11 million program. The 2005 Donlin Creek work program has three key components:

•
A 20,000 meter drill program designed to increase the existing 11 million ounce measured and indicated gold mineral resource by converting a portion of the 14.3 million ounce inferred gold mineral resource into the indicated category. Three drill rigs will be working on site by month end under the direction of NovaGold’s Senior Geologist Stan Dodd who was recently been seconded to the Donlin JV to direct the program.

•	Detailed engineering and design studies to bring all capital and operating cost estimates up to a pre-feasibility level of confidence.

•	Preparation of Environmental Assessment Documentation and gathering of a large amount of baseline environmental data.

NovaGold has been advised that the completion of a pre-feasibility study and submission of environmental permit applications will follow this work program.

During 2004, Placer Dome spent approximately US$5 million on engineering and environmental studies regarding logistics, power supply, and various site engineering and geotechnical specifications. As a result of this work in 2004 Placer Dome is expanding the 2005 budget to US$11 million.

The measured, indicated and inferred resource estimates at Donlin Creek were updated April 2003 by AMEC E&C Services Limited (AMEC), Placer Dome and NovaGold. Dr. Harry Parker, P.Geo of AMEC and Mark Jutras, Senior Mining Engineer, for Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101.

About the Donlin Creek Project

The Donlin Creek property contains a measured and indicated mineral resource estimated at 11 million ounces of gold, and an inferred mineral resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. The Company's 70% interest in Donlin Creek is held through a joint venture with Placer Dome. Placer Dome became manager of the joint venture effective November 2002 and can earn an additional 40% interest (bringing its total to 70% interest) in the joint venture by expending US$32 million on the property, completing a Bankable Feasibility Study and making a positive construction decision on or before November 2007 for a mine that would produce at least 600,000 ounces of gold per year.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing three of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, and the Ambler project in partnership with subsidiaries of Rio Tinto. The Company's Nome Operations (Rock Creek, Big Hurrah and Nome Gold properties) also contain significant gold resources and are expected to be the first to enter commercial production. A construction decision is expected later this year upon completion of a positive feasibility study. NovaGold has 66.1 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications & Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.